82-34752

SUPERIOR Diamonds Inc.

PO Box 10102, Suite
701 West Georgia St
Vancouver, BC, Can
t 604 806 0667 f 604



News Release

# SUPERIOR DIAMONDS DEFINES SOURCE AREAS FOR KIMBERLITE INDICATOR MINERALS AND KIMBERLITE BOULDERS, VILLE MARIE PROJECT, QUEBEC

October 30, 2006

Vancouver, BC – **Superior Diamonds Inc. (SUP-TSXV)** ("Superior" or "the Company") has defined the source area for thousands of kimberlite indicator minerals and several kimberlite boulders (hypabyssal, diatreme and crater facies) in the Ville Marie region of Quebec. All heavy mineral data from Superior's 2006 spring reverse circulation drill and summer overburden sampling programs have now been received. The data clearly defines one dispersal train in the Lac Honorat area and loosely defines three others in the Lac Lussac and Lac D'Argent areas. Many of the kimberlite indicator minerals recovered have kimberlite adhering to their surface, indicating immediate proximity to a kimberlite source.

Superior's President and CEO John Paterson said: "We are pleased to have defined the source area for these kimberlite indicators at Ville Marie, where we have completed three phases of overburden sampling and have recovered thousands of kimberlite indicator minerals. With these results, the culmination of our activities over the past three years, we are excited now to be progressing to the next stage of exploration on the property, which will include a diamond drilling program this winter."

To further define the three dispersal trains in the Lac Lussac and Lac D'Argent areas, Superior is planning a second reverse circulation drill program in November 2006. In addition, a ground gravity survey will be completed as soon as freeze-up allows, to ensure all possible kimberlite targets are clearly defined. Once the data from these programs has been received and processed, Superior will initiate a diamond drill program, which is expected to commence in late February 2007.

In addition to the Ville Marie region, Superior is exploring for diamonds on a number of other properties in the Canadian Shield, including the Lesperance project in the Demaraisville area of Québec under an option agreement with Matamec Explorations Inc. and Cambior Inc. and the Mistassini project, which is situated on the same structures as the Renard Kimberlites discovered by Ashton Mining of Canada.

**About Superior Diamonds**
Superior Diamonds is a junior Canadian exploration company searching for diamonds in the under-explored and highly prospective regions of the Canadian Shield. Over a period of just three years, Superior's highly skilled team has defined four promising target areas through grass roots exploration, and is now focused on prioritizing these targets for drilling. To diversify risk and provide balance in its exploration portfolio, the Company has adopted a strategy to explore for other commodities where it has a proven track record of expertise, primarily uranium. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Québec, and trades on the TSX Venture Exchange under the symbol SUP.



***Forward-looking Statements***
*Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statements.*

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For more information, please contact:

John G. Paterson, President
**Superior Diamonds Inc.**
(604) 806-0667

Thomas F. Morris, VP Exploration
**Superior Diamonds Inc.**
(705) 525-0992

e-mail: info@superiordiamonds.ca
www.superiordiamonds.ca

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